Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northgate Files Preliminary Assessment Report for the Young-Davidson
     Project

     TSX: NGX
     AMEX: NXG

     VANCOUVER, June 24 /CNW/ - (All figures in US dollars except where noted)
Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) is pleased to report the completion of a NI 43-101 Preliminary Assessment Report (the "Preliminary
Assessment") on the Young-Davidson Project in Matachewan, Ontario. The
Preliminary Assessment indicates that the gold resources are sufficient to produce a positive cumulative undiscounted cash flow. AMEC Americas Limited has been commissioned to complete the Feasibility Study.

     <<
                Highlights of the Preliminary Assessment Report

     The Preliminary Assessment lays out the basis for the development of a combined underground and open pit mining operation and highlights areas that may be optimized in order to improve the project economics. Highlights of the
Preliminary Assessment, which was based on a gold price of $635 per ounce and an exchange rate of US$/Cdn$0.90 (all figures in Q2-2008 US$) are:

     -   Average annual production of 158,000 ounces of gold at a net cash cost of $405 per ounce

     -   A total of 1.75 million recovered ounces of gold over a 12 year mine life

     -   Initial capital cost of $306 million (including 17.5% contingency)

     -   Sustaining capital costs of $52.9 million during the life of the mine
     >>

     The after-tax net present value and after-tax internal rate of return of the Young-Davidson Project at a variety of gold prices is shown in Table 1.

     <<
     Table 1: Project Economics (after-tax, unlevered)

     -------------------------------------------------------------------------
     Gold Price US$/oz                   NPV (US$M)
                           --------------------------------------        IRR
                           (Undiscounted)     5%            8%
     -------------------------------------------------------------------------
            635                 18.3         -74.0        -104.5         0.8%
            735                134.0           6.5         -38.7         5.4%
            835                249.1          84.3          24.0         9.6%
            935                364.6         161.4          85.8        13.5%
     -------------------------------------------------------------------------
     (Base case in bold)
     >>

     Ken Stowe, President and CEO, stated: "In just two and a half years, we have advanced the Young-Davidson project to the point where we now have a solid conceptual understanding of the technical and operating parameters of the mine and expect to be in a position to make a production decision in first quarter 2009 after the feasibility study is complete. We are confident that the economics of the project will continue to improve as exploration drilling increases the known resource and the geotechnical drilling program provides more information about ground conditions in the area. We will be placing orders for certain long lead-time equipment in the coming months in order to keep the project schedule for an early 2011 startup. With the completion of the Preliminary Assessment, our original goal of defining a three million ounce resource at Young-Davidson and constructing a Canadian gold mine with a
15+ year mine life has moved significantly closer to reality. I wish to express my gratitude to our geologists and engineers at Young-Davidson who have worked many long hours in pursuit of our goal."

     -------------------------------------------------------------------------

     REPORT OVERVIEW

     The Preliminary Assessment was prepared by AMEC Americas Limited of
Oakville, Ontario and will be filed on the SEDAR website at www.sedar.com within the next 45 days. The economic analysis of the Young-Davidson deposit contained in the Preliminary Assessment is based on a resource estimate released by Northgate on February 6, 2008, which included 18.75 million tonnes
(Mt) of indicated mineral resources and 4.55 Mt of inferred mineral resources.
It should be noted that mineral resources are not mineral reserves and do not have demonstrated economic viability. In addition, while NI 43-101 allows for the inclusion of inferred resources in a Preliminary Assessment, unlike measured and indicated resources, inferred resources are considered too speculative geologically to have the economic considerations applied to them and as such they cannot be upgraded to mineral reserves. Furthermore, owing to the preliminary nature of the work done to date, there is no certainty that the results projected in the Preliminary Assessment will be realized and actual results may vary substantially.

     Resource Base

     The Preliminary Assessment is based on underground mineral resources with an effective date of December 20, 2007 (Press Release February 6, 2008(1))
using a 1.90 gram per metric tonne (g/t) gold cut-off grade that consists of
11.49 Mt grading 3.79 g/t gold in the indicated category and 3.99 Mt grading
3.35 g/t gold in the inferred category. Open pit mineral resources estimated in May 2007 uses a 0.80 g/t gold cut-off grade that consists of 4.28 Mt grading 2.00 g/t gold in the indicated category and 0.04 Mt grading 2.11 g/t gold in the inferred category. Mining recovery and dilution were added to the mineral resources to calculate the mill feed.

     <<
     ----------------------------
     (1) Technical Report filed on www.sedar.com on March 26, 2008.

     Table 1: Open Pit and Underground Mineral Resources
     -------------------------------------------------------------------------
            Open Pit & Underground Zones - 2008 Mineral Resources -
                            Young-Davidson Property
     Using Base Case Cut-off Grades of 0.80 g/t Gold - Open Pit & 1.90 g/t
                              Gold - Underground
     -------------------------------------------------------------------------
                    Gold Cut-off   Resource     Tonnes    Gold Id2   Gold (oz)
         Zone           (g/t)       Class        (000)      (g/t)      (000)
     -------------------------------------------------------------------------
     Open Pit(1)        0.80      Indicated      4,280       2.00         275
     Underground(2)     1.90      Indicated     11,494       3.79       1,401
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total                        Indicated     15,774       3.31       1,676
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                    Gold Cut-off   Resource     Tonnes    Gold Id2   Gold (oz)
         Zone           (g/t)       Class        (000)      (g/t)      (000)
     -------------------------------------------------------------------------
     Open Pit(1)        0.80       Inferred         42       2.11           3
     Underground(2)     1.90       Inferred      3,988       3.35         430
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total                         Inferred      4,030       3.34         433
     -------------------------------------------------------------------------

     (1) Gold cut-off has applied total operating costs of US$15.70/t (mining, processing, G&A), metal price of US$600/oz gold and
         US$0.90 equals CND$1.00 and metal recovery of 89% gold
     (2) Gold cut-off has applied total operating costs of US$39.22/t, metal price of US$700/oz gold and USD$0.90 equals CND$1.00 and metal recovery of 91.7% gold (the difference in gold price reflects the different assumed long term gold price between the date of the open pit and underground studies)
     >>

     Total resources in the open pit decreased relative to Northgate's 2007 year end resource and reserve statement as a consequence of pit optimization calculations performed at a gold price of $635/ounce, which reduced the size of the pit in order to reduce initial capital costs. At higher prices of gold, it is possible that more of the gold mineralization in the pit resource may increase.

     Mining Method

     During the initial three years of the mine life, feed for the mill will be sourced from a small open pit and the upper region of the underground mine.
The open pit design incorporates 10 metre high benches with 15 metre wide haul roads, which will accommodate 50 metric tonne (mt) haul trucks. The stripping ratio for the open pit is 2.9:1. Production from underground will be ramped up as the open pit production declines. For the last nine years of the projected mine life, mill feed will be provided exclusively from the underground mine.
     The underground deposit is currently located approximately between
210 metres to 1,300 metres below surface. A new 6 metre diameter shaft will be sunk in the footwall, central to the deposit to a depth of 1,390 metres with three main levels (9730, 9415 and 9100). The underground mine will be developed on 50 metre sub-level spacing using sublevel open stoping mining methods (SLOS). The mine will operate 17 mt scooptrams to load, haul and transfer stope production to the ore pass system from where it will be hoisted to the surface via 18 mt skips. Initial mining capital costs are estimated to be $103.2 million for the completion of the new production shaft, completion of the ramp with initial lateral development, ventilation raises, a paste backfill plant and the purchase of underground mobile equipment to complete these activities.

     Please see Figure 1: Open Pit and Underground Mine Design Schematic:
     http://files.newswire.ca/593/Figure1_OpenPitSchematic.doc

     Production Facility and Infrastructure

     Based on pilot plant test results derived from processing an underground bulk sample, a 5,000 mt/day autogenous grinding mill was selected for the operation. This mill will produce an average of 158,000 ounces of gold per year over a 12 year mine life. Gold will be recovered by gravity, flotation and standard Carbon in Leach (CIL) circuits. Preliminary metallurgical evaluations have indicated gold recoveries should average 91.5% over the mine life. The initial capital cost of the process plant is $69.3 million.
     Electric power for the mine site will be supplied by upgrading approximately 50 kilometres (km) of a an existing 115 kV power line, installing 7 km of new 115 kV line and the site distribution for an estimated cost of $18.1 million. A preferred on-land location for the tailings impoundment facility has been identified that incorporates and remediates an historic tailings site. The cost for this facility is estimated at
$7.7 million. Surface facilities to support the Young-Davidson mine will include an administration/engineering building, a warehouse and a maintenance shop. Indirect costs such as engineering, procurement and construction management (EPCM), freight, start-up/commissioning, vendor support, first fills/capital spares, and owners' costs are estimated at $50.9 million. An additional $45.6 million are estimated as contingency.

     Economic Analysis

     Table 2 contains a summary of the economic parameters used in the
Preliminary Assessment.

     <<
     Table 2: Summary of Economic Parameters
     -------------------------------------------------------------------------
     Item                                         Unit                  Value
     -------------------------------------------------------------------------
     Gold price                                   US$ per ounce           635
     Silver price                                                          10
     -------------------------------------------------------------------------
     Foreign exchange rates - US$/CDN$                                   0.90
     -------------------------------------------------------------------------
     Income tax rate        - Federal             %                        15
                            - Provincial                                   12
     -------------------------------------------------------------------------
     Initial Capital        - Infrastructure      US$ millions           36.8
                            - Process plant                              69.3
                            - Mining                                    103.3
                            - Indirect Costs                             51.0
                            - Contingency                                45.6
                                                                      --------
     Total Initial Capital                                            $ 306.0
     -------------------------------------------------------------------------
     Sustaining Capital &
      Mine Closure                                US$ millions          $62.5
     -------------------------------------------------------------------------
     Average mining cost                          US$ per tonne milled  21.88
     Processing cost                                                     9.99
     General and
      Administration                                                     3.47
                                                                      --------
     Total                                                            $ 35.34
     -------------------------------------------------------------------------
     Mining                 - Recovery (average)  %                        92
                            - Dilution (average)                           15
     -------------------------------------------------------------------------
     Processing Recovery    - Gold                %                      91.5
                            - Silver                                     78.0
     -------------------------------------------------------------------------

     A number of initiatives are underway to refine and enhance the rate of return of the Young-Davidson project, including:

     1.  Exploration - Surface based diamond drilling to fill in the region between the Boundary zone and the Young-Davidson zone will continue with the goal of increasing the total mineral resources and increasing the mine life of the proposed operation.

     2.  Resource Update at Higher Metal Prices - During the second half of
         2008, the resource model will be updated to reflect more current estimates of long term gold price. This process may reduce the economic cutoff grade for existing resources and capture more resource tonnes and contained gold.

     3.  Reduction in Backfilling Requirement - A geotechnical drilling program is underway to determine the maximum stable excavation size for the mine design. This will directly impact backfill requirements and has the potential to reduce the cash cost of the operation. The current Preliminary Assessment assumes a worst case scenario where
         100% of the stopes will be paste backfilled at an average cost of
         US$3.45 per mt of mill feed whereas historic mining on the property did not utilize any backfill due to the competent and stable host rock. In addition to a potential reduction in cash cost, it may also be possible to increase the sublevel spacing from the 50 m spacing used in the Preliminary Assessment which would reduce total mine development capital.

     4.  Open Pit Wall Slopes - Inter-ramp wall angles in the Preliminary
         Assessment were set at 55 degrees. Historic mining on the property suggests that these angles can be increased which would reduce the waste/ore strip ratio and reduce operating costs. The geotechnical drilling program will confirm the appropriate inter-ramp wall angle.
     >>

     Environment and Permitting

     Based on numerous community meetings held throughout the district, there is strong community support for the Young-Davidson project. Development of the mine would bring substantial economic development to the town of Matachewan and the surrounding district. A construction workforce of 600 people will be created at the peak of a two year construction period and the mine will provide direct employment for 250 people over its 12 year operating life.
     Environmental baseline studies in support of permitting have been ongoing for the past 18 months and will be completed by the end of 2008. Testing to date on the Young-Davidson mineralization has confirmed that the mill tailings will be non-acid generating, which will allow them to be impounded in the same area as historic tailings from the two mines that previously operated on the property. The current development plan envisions the remediation and expansion of an historic on-land tailings impoundment site in order to support future mining at Young-Davidson.
     Northgate has been working cooperatively with the Matachewan First Nation since it began exploring Young-Davidson property in 2006 and on March 26, 2008 the two parties signed a Memorandum of Understanding (MOU) which provides the foundation for a cooperative and mutually beneficial relationship between the
Matachewan First Nation and Northgate and outlines the basic framework for the negotiation of a long-term Impact and Benefit Agreement (IBA). Negotiation of the IBA began in April 2008 and Traditional Use Studies in cooperation with
First Nations elders are progressing well.

     Project Timeline

     <<
     1.  An updated Resource estimate at revised long term gold prices which will include 2008 drilling up to September 30 will be completed in
         Q4-2008 and will be used as a basis for the feasibility study.

     2.  The Feasibility Study is scheduled for completion by first quarter
         2009.

     3.  Negotiations on an Impact Benefit Agreement (IBA) are ongoing.

     4.  Permitting activities are being advanced to support a late 2009 construction start.

     5.  Orders will be placed in the second half of 2008 for long lead equipment in order to meet the project timeline.
     >>

     QUALIFIED PERSONS

     Carl Edmunds, PGeo, Northgate's Exploration Manager, Northgate Minerals
Corporation, is the Qualified Person responsible for reviewing and approving the press release.
     Pierre Rocque, P. Eng., Consulting Manager Mining and Geology, AMEC
Americas Limited, is the Qualified Person responsible for supervising the preparation of the Preliminary Assessment including the cost estimates and financial analysis.
     Armando Simon, R.P.Geo, Principal Geologist, AMEC Americas Limited, is
the Qualified Person responsible for supervising the preparation of the mineral resource estimates.

     NORTHGATE MINERALS CORPORATION is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in
Canada and Australia. The company is forecasting over 400,000 ounces of unhedged gold production in 2008 and is targeting growth through further acquisitions in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American
Stock Exchange under the symbol NXG.

     FORWARD-LOOKING STATEMENTS:

     This news release contains certain "forward-looking statements" and
"forward-looking information" as defined under applicable Canadian and U.S.
securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals
Corporation ("Northgate") including those related to future financial and operating performance and those related to Northgate's future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates; impact of any hedging activities;
discrepancies between actual and estimated production, between actual and estimated resources and between actual and estimated metallurgical recoveries;
costs of production, capital expenditures, costs and timing of construction and the development of new deposits; and, success of exploration activities and permitting time lines. In addition, the factors described or referred to in the section entitled "Risk Factors" of Northgate's Annual Information Form
(AIF) for the year ended December 31, 2007 or under the heading "Risks and
Uncertainties" of Northgate's 2007 Annual Report, both of which are available on SEDAR at www.sedar.com, should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

     NOTE TO US INVESTORS:

     The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable
Mineral Reserve" are Canadian mining terms as defined in accordance with
NI 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the
"CIM") Standards on Mineral Resources and Mineral Reserves Definitions and
Guidelines adopted by the CIM Council on August 20, 2000. The terms "Mineral
Resource", "Measured Mineral Resource", "Indicated Mineral Resource", and
"Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101-Standards of Disclosure for
Mineral Projects under the guidelines set out in the CIM Standards.

     ----------------------------------
     (1) Technical Report filed on www.sedar.com on March 26, 2008.

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: (416) 216-2781, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
     (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 09:56e 25-JUN-08